CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street
Vancouver, British Columbia  V6C 3P1

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting”) of the shareholders of CREAM MINERALS LTD. (the "Company") will be held at the offices of DuMoulin Black, 10th Floor, 595 Howe Street,  Vancouver, British Columbia, on October 23, 2009, at the hour of 1:00 p.m. (PST), for the following purposes:

1.

To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditors’ report thereon for the financial year ended March 31, 2009.

2.

To fix the number of directors at seven (7).

3.

To elect directors for the ensuing year.

4.

To appoint the auditors for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors.

5.

To ratify and approve the Company's stock option plan.

6.

To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

An Information Circular accompanies this Notice of Annual General Meeting.  The Information Circular contains details of matters to be considered at the Meeting and is deemed incorporated into and forms part of this Notice.

If you are unable to attend the Meeting in person, and wish to ensure that your shares will be voted at the Meeting, please complete, sign and date the enclosed proxy form and deliver it by fax, hand or mail in accordance with the instructions set out in the proxy form and Information Circular.

DATED this 18th day of September, 2009.

BY ORDER OF THE BOARD

/s/ Michael O’Connor

Michael E. O’Connor

President &CEO